Exhibit 99.1

TD Bank Finalizes Size of Preferred Share Issue

March 31, 2009 - TORONTO - The Toronto-Dominion Bank (TDBFG) today announced that a group of underwriters led by TD Securities Inc. has exercised its option in full to purchase an additional 3 million non-cumulative 5-Year Rate Reset Class A Preferred Shares, Series AK (the Series AK Shares) carrying a face value of $25.00 per share.  This brings the total issue announced on March 26, 2009, and expected to close April 3, 2009, to 14 million shares and gross proceeds raised under the offering to $350 million.  TDBFG has filed in Canada a prospectus supplement to its September 29, 2008 short form base shelf prospectus in respect of this issue.

The Series AK Shares will yield 6.25% annually, payable quarterly, as and when declared by the Board of Directors of TDBFG, for the initial period ending July 31, 2014.  Thereafter, the dividend rate will reset every five years at a level of 4.33% over the then five-year Government of Canada bond yield.

Holders of the Series AK Shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AL (the Series AL Shares), subject to certain conditions, on July 31, 2014, and on July 31st every five years thereafter.  Holders of the Series AL Shares will be entitled to receive quarterly floating dividends, as and when declared by the Board of Directors of TDBFG, equal to the three-month Government of Canada Treasury bill yield plus 4.33%.

The offering is anticipated to qualify as Tier 1 capital for TDBFG.  The Series AK Shares will commence trading, as of the closing date, on the Toronto Stock Exchange under the ticker symbol TD.PR.K.

The Series AK Shares and Series AL Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the sixth largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and TD Bank, America’s Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world’s leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$585 billion in assets as of January 31, 2009. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information: Simon Townsend, Media Relations, (416) 944-7161.